UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

THE VICTORY PORTFOLIOS

Exact Name of Registrant

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Brooklyn and the State of Ohio on the 30th day of December, 2013.

Signature: THE VICTORY PORTFOLIOS
(Name of Registrant)

		By:	/s/ Michael Policarpo II
(Name of director, trustee, or officer
signing on behalf of Registrant)

		Name:	Michael Policarpo II
		Title:	President

Attest:	/s/ Christopher Dyer

Name:	Christopher Dyer
Title:	Secretary

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

THE VICTORY PORTFOLIOS

APPLICABLE SERIES:

1.              Balanced Fund

2.              Diversified Stock Fund

3.              Dividend Growth Fund

4.              Established Value Fund

5.              Fund for Income

6.              Global Equity Fund

7.              International Fund

8.              International Select Fund

9.              Investment Grade Convertible Fund

10.       Large Cap Growth Fund

11.       National Municipal Bond Fund

12.       Ohio Municipal Bond Fund

13.       Select Fund

14.       Small Company Opportunity Fund

15.       Special Value Fund

Dated as of December 30, 2013